Federated Equity Funds  (ICA No. 811-4017)
                 Federated American Leaders Fund, Inc. (ICA No. 811-1704) Federated International Series, Inc. (ICA No. 811-3984)
                 Federated Investment Series Funds, Inc.   (ICA No. 811-07021)
                 Federated Stock and Bond Fund, Inc.   (ICA No. 811-1)
                 Money Market Obligations Trust  (ICA No. 811-5950)
INITIAL SHAREHOLDER LETTER

Date

Dear IAI Mutual Fund Shareholder:

     We are pleased to announce that Federated Investors, Inc. and Investment Advisers, Inc. have agreed to a transaction merging the IAI Mutual Funds into Federated Mutual Funds. Upon your approval, Federated will be responsible for portfolio management and shareholder servicing of the funds.

     With $125 billion in assets and 45 years of investment management experience, Federated offers the economy of scale we believe is necessary to succeed in today's increasingly competitive financial marketplace. Based on managed assets, Federated ranks in the top 5% of equity managers and the top 6% of fixed income managers.* It is the 10th largest mutual fund company in the country** and has made a significant commitment to the development of superior portfolio management strategies and world-class shareholder services.

     Federated has considerable experience in smoothly managing transitions such as this. Federated has won customer service awards from DALBAR, a research and publishing firm that monitors the mutual fund business. In their 1999 Bank Study, Federated earned high honors for the eighth consecutive year by capturing #1 rankings in 18 out of 53 categories.

     Following  this  merger,  Investment  Advisers,  Inc.  will  continue as an
institutional   money  manager,   managing  large  accounts  for  corporate  and
non-profit clients.

IMPORTANT POINTS CONCERNING THE MERGER

o     If approved, it will be completed during September 2000.
o     It is designed to be a tax-free event for shareholders.
o The Federated Funds have substantially similar investment objectives and management styles when compared with the corresponding IAI Funds.

WHAT TO EXPECT

     During the month of July, you will receive a proxy statement asking for your approval of this merger. The proxy will provide you with details of the proposed merger so that you can make an informed decision. The Board of Directors of the IAI Mutual Funds has carefully considered this proposal and unanimously recommends that you vote to approve the merger. We would like to highlight what we believe are the most important benefits to you as a shareholder:

o     COMPETITIVE PERFORMANCE HISTORY

      While past performance is no guarantee of future performance, we are impressed with the quality of intensive, bottom-up research and fundamental analysis that characterizes Federated's world-class investment process. We believe that you can look forward to the continued opportunity for competitive performance with Federated's team.

o     COMPETITIVE FUND EXPENSES

      All Federated Funds have expense ratios competitive with industry averages.

O     A DIVERSIFIED PRODUCT LINE

      Federated manages and distributes funds that span the full spectrum of investment objectives and asset classes, allowing investors to construct well-diversified portfolios to suit their individual risk tolerance.

PURCHASE AND EXCHANGE INTO PRODUCTS AT NAV

     IAI shareholders of record at the time of the acquisition will be allowed to purchase or exchange into any other Federated Fund on a NO-LOAD BASIS, provided the amount invested meets the fund's minimum dollar amount. You will not pay a sales charge to become a shareholder of the Federated funds, nor will you have to pay any sales charge in the future if you wish to make additional purchases or exchanges into other Federated funds. This is of great benefit because most of Federated's funds have a front-end load, which is being waived for IAI shareholders.

     YOU SOON WILL BE RECEIVING DETAILED PROXY INFORMATION ABOUT THE ACQUISITION. WE ENCOURAGE YOU TO READ THE MATERIAL CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION. IN ADDITION, YOU CAN OBTAIN A FREE COPY OF THE PROXY FROM THE SEC BY ACCESSING THEIR WEB SITE AT WWW.SEC.GOV. For your own information, the attached supplement includes a list of the IAI and Federated funds affected by this merger. In all cases, except for the money market fund, reference the Class A shares of the Federated fund. IAI Investor Services has set up a hotline to field questions regarding the merger - you can call 1-800-945-3863 or visit the IAI Web site at WWW.IAIFUNDS.COM. You may also call 1-800-245-5777 to speak directly with an IAI representative. For more complete information about the Federated funds, including charges and expenses, call for a prospectus, check your local paper or access their Web site at WWW.FEDERATEDINVESTORS.COM. Investors should read the prospectus carefully before investing.

     We believe this is a good opportunity for our shareholders and trust you will too. Again, we sincerely appreciate your business and thank you for your confidence in our firm and products. It has been a privilege to serve each shareholder in the IAI mutual funds.

Sincerely,


J. Peter Thompson                         Keith Wirtz
Chairman                                  President
IAI Mutual Funds Board of Directors       IAI Mutual Funds




Federated Securities Corp., distributor of the Federated funds.

*Strategic Insight, 4/28/00
**Investment Company Institute 4/28/00

IAI Investment Funds II, Inc.
File No. 33-61834
IAI Investment Funds IV, Inc.
File No. 2-66885
IAI Investment Funds VI, Inc.
File No. 33-40496
IAI Investment Funds VII, Inc.
File No. 2-39560
IAI Investment Funds VIII, Inc.
File No. 2-84589

SUPPLEMENT DATED JUNE 19, 2000
TO THE JOINT PROSPECTUS DATED AUGUST 1, 1999
OF

IAI CAPITAL APPRECIATION FUND (a portfolio of IAI Investment Funds VI, Inc.) IAI EMERGING GROWTH FUND (a portfolio of IAI Investment Funds VI, Inc.) IAI GROWTH FUND (a portfolio of IAI Investment Funds II, Inc.) IAI GROWTH AND INCOME FUND (a portfolio of IAI Investment Funds VII, Inc.) IAI MIDCAP GROWTH FUND (a portfolio of IAI Investment Funds VI, Inc.) IAI REGIONAL FUND (a portfolio of IAI Investment Funds IV, Inc.) IAI LONG TERM GROWTH FUND (formerly known as IAI Value Fund) (a portfolio of IAI Investment Funds VIII, Inc.)

Proposed Combinations with Federated Funds

On June 12, 2000, the Board of Directors of the Funds named above approved certain transactions (the "Reorganizations") in which the Funds will be combined into certain funds (the "Federated Funds") which are advised by subsidiaries of Federated Investors, Inc. ("Federated") and which have investment objectives and policies substantially similar to those of the Funds. The Reorganizations were proposed in conjunction with the sale by Investment Advisers, Inc. ("IAI"), the investment adviser to the Funds, of its mutual fund advisory business to Federated. On June 16, 2000 IAI and Federated reached a definitive agreement covering such a sale.

In the Reorganizations, Fund shareholders will receive, in exchange for their Fund shares, Class A shares of the corresponding Federated Funds which have an equivalent net asset value at the closing date. The Federated Funds into which the respective Funds are proposed to be combined are as follows:

      IAI Capital Appreciation Fund Federated Aggressive Growth Fund IAI Emerging Growth Fund Federated Aggressive Growth Fund IAI Growth Fund Federated Large Cap Growth Fund IAI Growth and Income Fund Federated American Leaders Fund IAI Midcap Growth Fund Federated Growth Strategies Fund IAI Regional Fund Federated Capital Appreciation Fund IAI Long Term Growth Fund (formerly Federated Aggressive Growth Fund known as IAI Value Fund)

The Reorganizations are expected to be tax-free to Fund shareholders. In addition, Fund shareholders will not bear any of the expenses of the Reorganizations. After the Reorganizations, Fund shareholders will be permitted to purchase additional shares of the Federated Funds and of other funds advised by subsidiaries of Federated without paying any front-end sales loads.

The Reorganizations will take place only if Fund shareholders approve them. The Funds' Board of Directors has called a special meeting of Fund shareholders to be held on September 8, 2000, at which shareholders will vote on the Reorganizations. Proxy materials for the special meeting will be mailed to shareholders in July. These proxy materials will contain more complete information concerning the Reorganizations, and you should review them carefully before casting your vote on the Reorganizations. You do not need to take any action regarding the Reorganizations before you receive these proxy materials. If shareholders approve the Reorganizations, the Reorganizations are expected to be completed shortly thereafter, assuming that other customary closing conditions are satisfied.

Federated is one of the largest mutual fund companies in the United States, managing over $125 billion in approximately 175 mutual funds and separate accounts as of March 31, 2000. Federated, a publicly held company, was founded in 1955 and is headquartered in Pittsburgh, Pennsylvania.

Change in Name of Former IAI Value Fund

Also on June 12, 2000, the Board of Directors approved changing the name of IAI Value Fund to IAI Long Term Growth Fund. The Board also approved changes in certain of this Fund's non-fundamental investment policies. As a result of these changes, the Principal Investment Strategies and Principal Risks of the IAI Long Term Growth Fund are the same as those for the IAI Capital Appreciation Fund set forth at page 3 of the August 1, 1999 Prospectus.

IAI Investment Funds VI, Inc.
File No. 33-40496


SUPPLEMENT DATED JUNE 19, 2000
TO THE PROSPECTUS DATED AUGUST 1, 1999
OF

IAI BALANCED FUND (a portfolio of IAI Investment Funds VI, Inc.)

Proposed Combination with Federated Stock and Bond Fund, Inc.

On June 12, 2000, the Board of Directors of IAI Investment Funds VI, Inc. approved a transaction (the "Reorganization") in which IAI Balanced Fund (the "Fund") will be combined into Federated Stock and Bond Fund, Inc. (the "Federated Fund"), which is advised by a subsidiary of Federated Investors, Inc. ("Federated") and which has investment objectives and policies substantially similar to those of the Fund. The Reorganization was proposed in conjunction with the sale by Investment Advisers, Inc. ("IAI"), the investment adviser to the Fund, of its mutual fund advisory business to Federated. On June 16, 2000 IAI and Federated reached a definitive agreement covering such a sale.

In the Reorganization, Fund shareholders will receive, in exchange for their Fund shares, Class A shares of the Federated Fund which have an equivalent net asset value at the closing date. The Reorganization is expected to be tax-free to Fund shareholders. In addition, Fund shareholders will not bear any of the expenses of the Reorganization. After the Reorganization, Fund shareholders will be permitted to purchase additional shares of the Federated Fund and of other funds advised by subsidiaries of Federated without paying any front-end sales loads.

The Reorganization will take place only if Fund shareholders approve it. The Fund's Board of Directors has called a special meeting of Fund shareholders to be held on September 8, 2000, at which shareholders will vote on the Reorganization. Proxy materials for the special meeting will be mailed to shareholders in July. These proxy materials will contain more complete information concerning the Reorganization, and you should review them carefully before casting your vote on the Reorganization. You do not need to take any action regarding the Reorganization before you receive these proxy materials. If shareholders approve the Reorganization, the Reorganization is expected to be completed shortly thereafter, assuming that other customary closing conditions are satisfied.

Federated is one of the largest mutual fund companies in the United States, managing over $125 billion in approximately 175 mutual funds and separate accounts as of March 31, 2000. Federated, a publicly held company, was founded in 1955 and is headquartered in Pittsburgh, Pennsylvania.

IAI Investment Funds I, Inc.
File No. 2-59115

SUPPLEMENT DATED JUNE 19, 2000
TO THE PROSPECTUS DATED APRIL 1, 2000
OF

IAI BOND FUND (a portfolio of IAI Investment Funds I, Inc.)

Proposed Combination with Federated Bond Fund (a portfolio of Federated Investment Series Funds, Inc.)

On June 12, 2000, the Board of Directors of IAI Investment Funds I, Inc. approved a transaction (the "Reorganization") in which IAI Bond Fund (the "Fund") will be combined into Federated Bond Fund (the "Federated Fund"), a portfolio of Federated Investment Series Funds, Inc. which is advised by a subsidiary of Federated Investors, Inc. ("Federated") and which has investment objectives and policies substantially similar to those of the Fund. The Reorganization was proposed in conjunction with the sale by Investment Advisers, Inc. ("IAI"), the investment adviser to the Fund, of its mutual fund advisory business to Federated. On June 16, 2000 IAI and Federated reached a definitive agreement covering such a sale.

In the Reorganization, Fund shareholders will receive, in exchange for their Fund shares, Class A shares of the Federated Fund which have an equivalent net asset value at the closing date. The Reorganization is expected to be tax-free to Fund shareholders. In addition, Fund shareholders will not bear any of the expenses of the Reorganization. After the Reorganization, Fund shareholders will be permitted to purchase additional shares of the Federated Fund and of other funds advised by subsidiaries of Federated without paying any front-end sales loads.

The Reorganization will take place only if Fund shareholders approve it. The Fund's Board of Directors has called a special meeting of Fund shareholders to be held on September 8, 2000, at which shareholders will vote on the Reorganization. Proxy materials for the special meeting will be mailed to shareholders in July. These proxy materials will contain more complete information concerning the Reorganization, and you should review them carefully before casting your vote on the Reorganization. You do not need to take any action regarding the Reorganization before you receive these proxy materials. If shareholders approve the Reorganization, the Reorganization is expected to be completed shortly thereafter, assuming that other customary closing conditions are satisfied.

Federated is one of the largest mutual fund companies in the United States, managing over $125 billion in approximately 175 mutual funds and separate accounts as of March 31, 2000. Federated, a publicly held company, was founded in 1955 and is headquartered in Pittsburgh, Pennsylvania.

IAI Investment Funds III, Inc.
File No. 33-10207

SUPPLEMENT DATED JUNE 19, 2000
TO THE PROSPECTUS DATED MARCH 1, 2000
OF

IAI INTERNATIONAL FUND (a portfolio of IAI Investment Funds III, Inc.)

Proposed Combination with Federated International Equity Fund (a portfolio of Federated International Series Inc.)

On June 12, 2000, the Board of Directors of IAI Investment Funds III, Inc. approved a transaction (the "Reorganization") in which IAI International Fund (the "Fund") will be combined into Federated International Equity Fund (the "Federated Fund"), a portfolio of Federated International Series Inc. which is advised by a subsidiary of Federated Investors, Inc. ("Federated") and which has investment objectives and policies substantially similar to those of the Fund. The Reorganization was proposed in conjunction with the sale by Investment Advisers, Inc. ("IAI"), the investment adviser to the Fund, of its mutual fund advisory business to Federated. On June 16, 2000 IAI and Federated reached a definitive agreement covering such a sale.

In the Reorganization, Fund shareholders will receive, in exchange for their Fund shares, Class A shares of the Federated Fund which have an equivalent net asset value at the closing date. The Reorganization is expected to be tax-free to Fund shareholders. In addition, Fund shareholders will not bear any of the expenses of the Reorganization. After the Reorganization, Fund shareholders will be permitted to purchase additional shares of the Federated Fund and of other funds advised by subsidiaries of Federated without paying any front-end sales loads.

The Reorganization will take place only if Fund shareholders approve it. The Fund's Board of Directors has called a special meeting of Fund shareholders to be held on September 8, 2000, at which shareholders will vote on the Reorganization. Proxy materials for the special meeting will be mailed to shareholders in July. These proxy materials will contain more complete information concerning the Reorganization, and you should review them carefully before casting your vote on the Reorganization. You do not need to take any action regarding the Reorganization before you receive these proxy materials. If shareholders approve the Reorganization, the Reorganization is expected to be completed shortly thereafter, assuming that other customary closing conditions are satisfied.

Federated is one of the largest mutual fund companies in the United States, managing over $125 billion in approximately 175 mutual funds and separate accounts as of March 31, 2000. Federated, a publicly held company, was founded in 1955 and is headquartered in Pittsburgh, Pennsylvania.

IAI Investment Funds VI, Inc.
File No. 33-40496

SUPPLEMENT DATED JUNE 19, 2000
TO THE PROSPECTUS DATED JUNE 1, 2000
OF

IAI MONEY MARKET FUND (a portfolio of IAI Investment Funds VI, Inc.)

Proposed Combination with Automated Cash Management Trust
(a portfolio of Money Market Obligations Trust)

On June 12, 2000, the Board of Directors of IAI Investment Funds VI, Inc. approved a transaction (the "Reorganization") in which IAI Money Market Fund (the "Fund") will be combined into Automated Cash Management Trust (the "Federated Fund"), a portfolio of Money Market Obligations Trust which is advised by a subsidiary of Federated Investors, Inc. ("Federated") and which has investment objectives and policies substantially similar to those of the Fund. The Reorganization was proposed in conjunction with the sale by Investment Advisers, Inc. ("IAI"), the investment adviser to the Fund, of its mutual fund advisory business to Federated. On June 16, 2000 IAI and Federated reached a definitive agreement covering such a sale.

In the Reorganization, Fund shareholders will receive, in exchange for their Fund shares, Institutional Service Shares of the Federated Fund which have an equivalent net asset value at the closing date. The Reorganization is expected to be tax-free to Fund shareholders. In addition, Fund shareholders will not bear any of the expenses of the Reorganization. After the Reorganization, Fund shareholders will be permitted to purchase additional shares of the Federated Fund and of other funds advised by subsidiaries of Federated without paying any front-end sales loads.

The Reorganization will take place only if Fund shareholders approve it. The Fund's Board of Directors has called a special meeting of Fund shareholders to be held on September 8, 2000, at which shareholders will vote on the Reorganization. Proxy materials for the special meeting will be mailed to shareholders in July. These proxy materials will contain more complete information concerning the Reorganization, and you should review them carefully before casting your vote on the Reorganization. You do not need to take any action regarding the Reorganization before you receive these proxy materials. If shareholders approve the Reorganization, the Reorganization is expected to be completed shortly thereafter, assuming that other customary closing conditions are satisfied.

Federated is one of the largest mutual fund companies in the United States, managing over $125 billion in approximately 175 mutual funds and separate accounts as of March 31, 2000. Federated, a publicly held company, was founded in 1955 and is headquartered in Pittsburgh, Pennsylvania.

                            SCHEDULE 14A INFORMATION

   Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.______)

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Filed by a Party other than the Registrant [    ]

Check the appropriate box:

[  ]  Preliminary Proxy Statement

[  ]  Confidential, for Use of the Commission Only (as permitted by
      Rule 14a-6(e)(2))
[  ]  Definitive Proxy Statement
[  ]  Definitive Additional Materials

[ X ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or
      Sec. 240.14a-12


Federated Equity Funds

 ..............................................................................
(Name of Registrant as Specified In Its Charter)

Federated Investors, Inc.
------------------------------------------------------------------------------
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


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